Filed Pursuant to Rule 433 under the Securities Act of 1933

Free Writing Prospectus dated September 21, 2021

Relating to Preliminary Prospectus dated September 21, 2021

Registration Statement No. 333-259028

a.k.a. Brands Holding Corp.

Free Writing Prospectus

This free writing prospectus relates to the initial public offering of shares of common stock of a.k.a. Brands Holding Corp. (the “Company,” “we,” or “us”) and should be read together with the preliminary prospectus issued September 21, 2021 (the “Preliminary Prospectus”) that was included in Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-259028) relating to this offering of our common stock. On September 21, 2021, the Company filed Amendment No. 4 to the Registration Statement (“Amendment No. 4”) relating to this offering, which may be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1865107/000119312521278204/d191500ds1a.htm

The following information updates and supersedes the information contained in the Preliminary Prospectus to the extent that such information is inconsistent therewith. Capitalized and other terms used but not defined herein have the meanings set forth in the Preliminary Prospectus.

Public offering price per share	$11.00

Common stock offered by us	10,000,000 shares (11,500,000 shares if the underwriters exercise their option to purchase additional shares from us in full).

Option to purchase additional shares

The underwriters have the option to purchase up to an additional 1,500,000 shares from us, at the public offering price, less the underwriting discount, at any time within 30 days of the date of the prospectus for this offering.

Common stock outstanding immediately after this offering	126,590,141 shares (128,090,141 shares if the underwriters exercise their option to purchase additional shares from us in full), which number of shares:

•  is based on 116,590,141 shares of our common stock outstanding on June 30, 2021, after giving effect to the Reorganization Transactions;

•  gives effect to the Reorganization Transactions and assumes the effectiveness of our amended and restated certificate of incorporation and amended and restated bylaws;

•  excludes an aggregate of 4,900,269 shares of our common stock to be reserved for issuance under the new 2021 Omnibus Incentive Plan that we intend to adopt in connection with this offering as described in “Executive Compensation—2021 Omnibus Incentive Plan,” including (x) 708,464 shares of common stock issuable upon vesting and settlement of restricted stock units and (y) 216,146 shares of common stock issuable upon exercise of options to purchase common stock to be granted to certain of our employees in connection with this offering; and

•  excludes an aggregate of 1,225,067 shares of our common stock to be reserved for future issuance under our Employee Stock Purchase Plan which we anticipate adopting prior to consummation of this offering.

Use of proceeds

We expect to receive net proceeds from this offering of approximately $96.4 million (or $111.8 million if the underwriters exercise their option to purchase additional shares from us in full).

We intend to use the net proceeds from this offering, together with borrowings under our new senior secured credit facility, to repay in full all outstanding amounts under our existing senior secured credit facility and our existing subordinated notes and to repurchase minority interests in P&P Holdings, LP currently owned by the P&P Minority Investors. We intend to use any remaining net proceeds for working capital and general corporate purposes, including possible future acquisitions. Pending application, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities or money market accounts.

We intend to use the gross proceeds from this offering, together with borrowings of approximately $98.8 million under our new senior secured credit facility, as follows:

•  approximately $143.5 million for repayment of our existing senior secured credit facility;

•  approximately $27.5 million for repayment of our existing subordinated notes;

•  approximately $16.4 million for repurchase of equity interests in P&P Holdings, LP;

•  approximately $14.2 million for estimated fees and expenses; and

•  approximately $7.1 million for working capital and general corporate purposes.

See “Use of Proceeds” In the Preliminary Prospectus.

Ownership structure after this offering

Upon completion of the completion of the Reorganization Transactions, the Financing Transactions and this offering (assuming the underwriters do not exercise their option to purchase additional shares):

•  the CK Rollover Investors will hold an aggregate of approximately 17.2% of our outstanding common stock;

•  New Excelerate, L.P. will hold an aggregate of approximately 57.4% of our outstanding common stock;

•  the Australian Management Investors will hold an aggregate of approximately 17.5% of our outstanding common stock; and

•  our public stockholders will collectively hold approximately 7.9% of our common stock.

Directed share program

At our request, an affiliate of BofA Securities, Inc., a participating underwriter, has reserved for sale, at the initial public offering price, up to 700,000 of the shares offered in this offering for sale to some of our directors, officers, employees, business associates and related persons. If these persons purchase reserved shares it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sale of such reserved shares. If purchased by our directors and officers, the shares will be subject to a 180-day lock-up restriction.

Controlled company

Immediately after this offering, our principal stockholder, a holding company controlled by Summit Partners, will own approximately 57.4% of our outstanding common stock (or 56.7% of our outstanding common stock if the underwriters’ over-allotment option is exercised in full). As a result, we expect to be a “controlled company” within the meaning of the corporate governance standards of the NYSE.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting:

3

•

BofA Securities at BofA Securities, Attention: Prospectus Department, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC 28255-0001, by telephone at (800)-294-1322 or by email at dg.prospectus_requests@bofa.com

•

Credit Suisse at Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, 6933 Louis Stephens Drive, Morrisville, North Carolina 27560, by telephone at (800)-221-1037 or by email at usa.prospectus@credit-suisse.com

•

Jefferies at Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, by telephone at (877)-821-7388 or by email at prospectus—department@jefferies.com

4